UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Annual Report Deficiency

On May 19, 2026, VCI Global Limited (the “Company”) received a notice (the “Annual Report Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the period ended December 31, 2025 (“Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The Annual Report Notice has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq, and it states that the Company is required to submit a plan to regain compliance with Nasdaq Listing Rule 5250(c)(1) within 60 calendar days from the date of the Annual Report Notice. If the plan is accepted by Nasdaq, then Nasdaq can grant the Company up to 180 calendar days from the due date of the Form 20-F, or until November 16, 2026, to regain compliance. In determining whether to accept such plan, Nasdaq will consider such things as the likelihood that the remedial filing, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within our review period, the Company’s overall financial condition and its public disclosures. Any subsequent periodic filing that is due within the 180-day exception period must be filed no later than the end of the period.

Due to additional time required to complete the audit of the Company’s financial statements for the period ended December 31, 2025, the Company has been unable to timely file its Form 20-F. The Company continues to work diligently to enable the filing of the Form 20-F with the SEC as soon as reasonably practicable. The Company expects to file the Form 20-F no later than July 31, 2026. A copy of the press release issued by the Company on May 21, 2026 announcing the Annual Report Notice is attached hereto as Exhibit 99.1.

Change of Auditor

On May 19, 2026, the Company dismissed WWC, P.C. (“WWC”) and appointed SFAI Malaysia PLT (“SFAI”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2023 and 2024, and through May 19, 2026, there were no disagreements between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the fiscal years ended December 31, 2023 and 2024, and through May 19, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on May 13, 2025.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the fiscal years ended December 31, 2023 and 2024, and any subsequent interim periods prior to the engagement of SFAI, neither the Company, nor anyone on behalf of the Company, has consulted SFAI regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that SFAI concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F), or any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F).

Exhibit Number	Description
16.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated May 21, 2026
99.1	Press Release issued by VCI Global Limited on May 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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